UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility

     Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)
1.  Name and Address of Reporting Person*

Schappert                     Keith                   M.
(Last)                        (First)                 (Middle)

c/o Federated Investors, Inc.
Federated Investors Tower
(Street)

Pittsburgh                    PA                      15222-3779
(City)                        (State)                 (Zip)
2.  Issuer Name and Ticker or Trading Symbol
      Federated Investors, Inc.     FII

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Statement for Month/Da;y/Year
      February 5, 2003

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
(Check all applicable)
________ Director                   ________ 10% Owner
___X____ Officer (give title below) ________ Other (specify below)

     President and chief executive officer of Federated Global Investment Management Corp., Passport Research Limited and Federated Investment Management Company

7.  Individual or Joint/Group Filing (Check Applicable Limit)
___X__   Form filed by One Reporting Person
______   Form filed by More than One Reporting Person

             Table I -- Non-Derivative Securities Beneficially Owned
1. Title of     2.              3.            4.  Securities Acquired           5.  Amount of       6.  Ownership      7.  Nature
   Security     Transaction     Transaction   (A) or Disposed of                Securities          Form:  Direct      of Indirect
   (Instr. 3)   Date            Code          (D) (Instr. 3, 4, and             Beneficially        (D) or             Beneficial
                (Mon/day/year)  (Instr. 8)    5)                                Owned at End of     Indirect (I)       Ownership
                                                                                Month (Instr. 3     (Instr. 4)         (Instr. 4)
                                                                                and 4)
                                Code   V      Amount   (A) or (D)  Price


Class B Common  2/5/2003        A             40,000    A                        40,000                  D
   Stock






     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).


FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of         2.  Conversion     3. Transaction      4.  Transaction     5.  Number of            6.  Date
Derivative Security  or Exercise           Date                 Code (Instr. 8)     Derivative               Exercisable and
(Instr. 3)           Price of              (Month/Day/Year)                         Securities               Expiration Date
                     Derivative                                                     Acquired (A) or          (Month/Day/Year)
                     Security                                                       Disposed of (D)
                                                                                    (Instr. 3, 4, and 5)
                                                                 Code     V            (A)       (D)         Date       Expiration
                                                                                                             Exercisable   Date









7.  Title and Amount of   8.  Price of    9.  Number of            10.  Ownership Form of           11. Nature of
Underlying Securities     Derivative      derivative Securities    Derivative Security:  Direct     Indirect Beneficial
(Instr. 3 and 4)          Security        Beneficially Owned at    (D) or indirect (I)              Ownership
                          (Instr. 5)      End of Month (Instr. 4)  (Instr. 4)                       (Instr. 4)


Title        Amount or
             Number of
             Shares





Explanation of Responses:

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/s/ Keith M. Schappert              February 6, 2003
**Signature of Reporting Person     Date